Exhibit 17.1

Members of the board of Tessera Technologies, Inc., and Barney Cassidy

Gentlemen:

We provide this letter with regret. For the reasons set forth below, we intend to resign from this board in the event Mr. Boehlke remains a member.

We have great respect for all of the board members and we have enjoyed working with you. However, we believe the board’s current leadership and constituencies will continue to prevent effective management of the company. In our opinion the failure of current board leadership has prevented effective operating oversight, effective cost control, strategic planning, profit and loss discipline, economically rational strategies for our DOC initiatives and appropriate focus on our core business. The negative effect of these failures has significantly impacted shareholder value.

Mr. Boehlke has arrogated to himself necessary board review and guidance of management, and indeed, in our opinion, has acted in many instances as a senior operating executive. His actions have interfered with the board’s orderly and necessary oversight of the company. As one of many examples, the Chairman’s failure to call a meeting of the board to respond to a letter addressed to the board from our largest shareholder, and his direction that our CEO should meet directly with that shareholder without notice to or input from the board illustrates arrogation of power that properly resides in the board.

We believe his actions have prevented our board from meeting its required standards of performance and returning value to the shareholders. It is our belief that his efforts to force the removal of directors who do not support him and to independently find new directors violates the authority of the nominating committee and of the full board, which is solely responsible for consideration of the appropriate membership to serve as stewards of shareholders’ interests.

We have repeatedly tried to affect what we believe are necessary reforms such as greater focus on our core business, effective cost controls, investment analysis and improved board governance to make this company highly successful. Each time Mr. Boehlke has prevented these initiatives from moving forward.

We remain convinced that our technology assets, IP and human resources are far more valuable than reflected by the current stock price. With the removal of Mr. Boehlke we are enthusiastic to continue to serve as board members and affect the reforms necessary to increase shareholder value.

In the event that Mr. Boehlke has not resigned by March 1, 2013 please accept this email as our resignation effective close of business March 1st.

Sincerely,

John Goodrich    Kevin Rivette